ISSUED ON BEHALF OF RELX PLC AND RELX NV

Director/PDMR Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Suzanne Wood
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	RELX PLC American Depositary Shares (ADS) (one RELX PLC ADS is equal to one RELX PLC ordinary share)

	Identification code	ISIN: US7595301083

b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD 22.0299	1,600

d)	Aggregated information

	- Aggregated volume	1,600

	- Price	USD 22.0299

e)	Date of the transaction	2018-07-31
f)	Place of the transaction	New York Stock Exchange (XNYS)